

November 5, 2020   TSX: WPM
Vancouver, British Columbia   NYSE: WPM
                                                                                                   LSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES CLOSING OF THE PRECIOUS METALS STREAM WITH CALDAS GOLD ON THE MARMATO PROJECT

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International") has entered into a definitive Precious Metals Purchase Agreement (the "Precious Metals Stream") with Caldas Gold Corp. ("Caldas Gold") (TSX-V: CGC) in respect to the Marmato Project located in Colombia. The Marmato Project comprises an operating Upper Mine and the Marmato Deeps Zone ("MDZ") development, both of which are covered by the Precious Metals Stream.

Wheaton International will purchase 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the proposed Precious Metals Stream, Wheaton International will pay a total cash consideration of US$110 million, US$38 million of which is payable within six months subject to customary conditions, and the remaining portion of which is payable during the construction of the MDZ project subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, Wheaton International will make ongoing payments equal to 18% of the spot gold and silver price until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver price thereafter. The Precious Metals Stream is effective July 1, 2020.

Caldas Gold is committed to supporting the communities in which it operates. As part of the Precious Metals Stream, Caldas Gold has agreed to provide funding through its ESG initiatives to support the local communities around the Marmato Project.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA**")** counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, payment by Wheaton International of US$110 million to Caldas and the satisfaction of each party's obligations in accordance with the Precious Metals Stream agreement, the receipt by Wheaton International of silver and gold production in respect of the Marmato Project, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Precious Metals Stream agreement, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the periods ended March 31, 2020 and June 30, 2020 both available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of US$110 million to Caldas and the satisfaction of each party's obligations in accordance with the terms of the Precious Metals Stream agreement, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, , and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.